UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 7, 2025 (January 6, 2025)

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9.	Other Events

On January 6, 2025, Reticulate Micro, Inc. (the “Company”) issued a press release relating to the Company’s report, 2024 Year in Review and 2025 Company & Product Strategy (the “Report”). A copy of the press release and the Report are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit No.	Description
99.1	Press Release dated January 6, 2025
99.2	2024 Year in Review and 2025 Company & Product Strategy

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

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